

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

June 6, 2012

<u>Via E-Mail</u>
Mr. David A. Remijas
Chairman and Chief Executive Officer
Park Bancorp, Inc.
5400 South Pulaski Road
Chicago, Illinois 60632

**Re:    Park Bancorp, Inc.**
**File No. 000-20867**
**Form 10-K for the fiscal year ended December 31, 2010, filed March 31. 2011**
**Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011**
**<u>Schedule 14A filed April 15, 2011</u>**

Dear Mr. Remijas:

    We have completed our review of your filings as of January 6, 2012.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                                    Sincerely,

                                                                    /s/Mark Webb for

                                                                    Todd K. Schiffman
                                                                    Assistant Director